SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

China Yuchai International Limited
(Name of Issuer)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

G210821050
(CUSIP Number)

Jinshu Zhang
Reed Smith LLP
355 South Grand Avenue, Suite 2900
Los Angeles, California 90071
(213) 457-8116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
COOMBER INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3
SEC USE ONLY:

4	SOURCE OF FUNDS: N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER:
0
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,028,151 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.86%

14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS:
GOLDMAN INDUSTRIAL LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER:
0
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,028,151 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.86%

14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS:
GUANGXI YUCHAI MACHINERY GROUP COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY		7,028,151 shares
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON

WITH:	10	SHARED DISPOSITIVE POWER:

7,028,151 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,028,151 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
18.86%

14	TYPE OF REPORTING PERSON

CO

    The Statement on Schedule 13D dated November 13, 2002 relating to shares of Common Stock of China Yuchai International Limited (“CYI”) filed by Goldman Industrial Ltd. (“Goldman”) and Coomber Investment Limited (“Coomber”) with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong (“Qin”), Zhu Guoxin (“Zhu”) and Yuan Xucheng (“Yuan”), Schedule 13D (Amendment No. 2) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by Goldman Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on March 15, 2004, Schedule 13D (Amendment No. 6) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on February 15, 2005, Schedule 13D (Amendment No. 7) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on April 18, 2005, Schedule 13D (Amendment No. 8) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 9, 2006, and Schedule 13D (Amendment No. 9) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu, Yuan, Zhang Shiyong and Du Futian on September 29, 2006 (removing Zhong Lin, Qin and Zhu as Reporting Persons and adding Zhang Shiyong and Du Futian as Reporting Persons), and Schedule 13D (Amendment No. 10) filed with the Commission by Goldman, Coomber, and GY Group is hereby amended with respect to the item set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 11) have the meanings set forth in Schedule 13D (Amendment No. 1) filed by Goldman and Coomber.

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

    On March 19, 2012, Wantong Investment Holding Co., Limited (“Wantong”), a wholly-owned subsidiary of Goldman, entered into a Loan Agreement with Han Ding YC Investment Holdings, LTD (“Han Ding YC”) pursuant to which Wantong borrowed approximately US$20 million from Han Ding YC.  In connection with such loan, Goldman and Han Ding YC entered into a Share Charge and Guaranty pursuant to which Goldman pledged all of its shares, representing 100% of the issued share capital, in Coomber.  The Loan Agreement and the  Share Charge and Guaranty contain standard default and similar provisions.

    As disclosed in the Reporting Persons’ previously-filed Schedules 13D as amended, Coomber owns 7,028,151 shares of CYI common  stock representing approximately 18.86% of the CYI outstanding shares of common stock.

    GY Group and Coomber (each Reporting Persons) together with Han Ding YC own Guangxi Yuchai Heavy Industry Company Limited. The Reporting Persons and Han Ding YC do not exercise control over the other, and do not form nor intend to form a group for purposes of this Schedule 13D amendment or any other purpose as a result of the Loan Agreement or the Share Charge and Guaranty.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2012

COOMBER INVESTMENTS LIMITED

By: /s/ XU FENG
Name: Xu Feng
Title: Director

GOLDMAN INDUSTRIAL LTD.

By: /s/ XU FENG
Name: Xu Feng
Title: Director

GUANGXI YUCHAI MACHINERY GROUP COMPANY

By: /s/ GUO DEMING
Name: Guo Deming
Title: Director